Exhibit 99.1

ANGHAMI INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD

January 1 - June 30, 2025 and 2024

ANGHAMI INC.

Condensed interim consolidated statement of comprehensive loss

		For the six-month period ended June 30
		(Unaudited)	(Unaudited)
	Note	2025	2024
		USD	USD

Revenue	4	48,440,725	29,797,282
Cost of revenue	6	(63,584,197)	(38,292,249)
Gross loss		(15,143,472)	(8,494,967)

Selling and marketing expenses	7	(11,874,108)	(9,075,071)
General and administrative expenses	8	(9,960,204)	(8,819,171)
Consultancy and professional fees		(544,434)	(764,342)
Government grants	13	965,162	871,385
Operating loss		(36,557,056)	(26,282,166)

Finance costs		(1,625,982)	(66,111)
Finance income		408,656	188,881
Other income		337,797	297,173
Impairment of goodwill	11	-	(600,000)
Share of loss of a joint venture		-	(362,978)
Fair value change of derivative liability	18	558,241	-
Fair value change of warrant liabilities	20	243,246	221,413
Foreign exchange gain/ (loss), net		232,417	(599,773)
Loss before tax		(36,402,681)	(27,203,561)

Income tax expense		(711,294)	(451,051)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(37,113,975)	(27,654,612)

Attributable to:
Equity holders of the Parent		(37,064,164)	(27,666,386)
Non-controlling interests		(49,811)	11,774
		(37,113,975)	(27,654,612)

Basic and diluted loss per share attributable to equity holders of the Parent	22	(5.5)	(5.7)

The attached notes 1 to 24 form part of these condensed interim consolidated financial statements.

ANGHAMI INC.

Condensed interim consolidated statement of financial position

		(Unaudited)	(Audited)
	Note	June 30, 2025	December 31, 2024
		USD	USD
ASSETS
Non-current assets
Property and equipment	9	1,177,763	1,360,224
Intangible assets	10	89,005,230	91,757,382
Right-of-use assets		152,455	207,811
Deferred tax assets		865	844
		90,336,313	93,326,261
Current assets
Trade and other receivables	12	10,289,352	9,504,156
Contract assets		8,775,453	5,667,727
Government grants	13	933,126	588,863
Amount due from related parties	19	761,518	838,301
Cash and bank balances	14	17,980,335	14,150,721
		38,739,784	30,749,768
TOTAL ASSETS		129,076,097	124,076,029

EQUITY AND LIABILITIES
Equity
Share capital	15	6,689	6,686
Share premium	15	262,301,740	262,286,166
Share-based payment reserves	16	9,343	64,621
Accumulated losses		(239,567,432)	(202,503,268)
Equity attributed to equity holders of the Parent		22,750,340	59,854,205
Non-controlling interests		(1,262,688)	(1,212,877)
Total equity		21,487,652	58,641,328

Non-current liabilities
Provision for employees’ end-of-service benefits		1,893,337	1,555,425
Lease liabilities		159,605	213,218
Convertible notes	18	32,893,245	12,047,667
Derivative liability	18	776,570	609,320
		35,722,757	14,425,630
Current liabilities
Trade and other payables	17	26,066,954	26,407,278
Government grants	13	350,087	410,611
Contract liabilities		3,862,846	3,979,613
Amount due to shareholders and related parties	19	40,815,769	19,085,131
Warrant liabilities	20	295,581	538,827
Income tax payable		452,972	551,987
Bank overdrafts	14	7,297	9,929
Lease liabilities		14,182	25,695
		71,865,688	51,009,071
Total liabilities		107,588,445	65,434,701
TOTAL EQUITY AND LIABILITIES		129,076,097	124,076,029

The attached notes 1 to 24 form part of these condensed interim consolidated financial statements.

ANGHAMI INC.

Condensed interim consolidated statement of changes in equity

	Share capital	Share premium	Share-based payment reserves	Accumulated losses	Equity attributable to the equity holders of the Parent	Non-controlling interest	Total equity
	USD	USD	USD	USD	USD	USD	USD

At January 1, 2024 (Audited)	2,971	125,606,786	415,573	(138,948,686)	(12,923,356)	(1,174,911)	(14,098,267)
Exercise of share-based options (note 16)	17	183,095	(183,112)	-	-	-	-
Reversal of share-based payment provision (note 16)	-	-	(142,967)	-	(142,967)	-	(142,967)
Issuance of shares upon acquisition of assets (note 1)	3,698	136,496,285	-	-	136,499,983	-	136,499,983
Total comprehensive loss	-	-	-	(27,666,386)	(27,666,386)	11,774	(27,654,612)
At June 30, 2024 (Unaudited)	6,686	262,286,166	89,494	(166,615,072)	95,767,274	(1,163,137)	94,604,137

At January 1, 2025 (Audited)	6,686	262,286,166	64,621	(202,503,268)	59,854,205	(1,212,877)	58,641,328
Exercise of share-based options (note 16)	3	15,574	(15,577)	-	-	-	-
Reversal of share-based payment provision (note 16)	-	-	(39,701)	-	(39,701)	-	(39,701)
Total comprehensive loss	-	-	-	(37,064,164)	(37,064,164)	(49,811)	(37,113,975)
At June 30, 2025 (Unaudited)	6,689	262,301,740	9,343	(239,567,432)	22,750,340	(1,262,688)	21,487,652

The attached notes 1 to 24 form part of these condensed interim consolidated financial statements.

ANGHAMI INC.

Condensed interim consolidated statement of cash flows

		For the six-month period ended June 30
		(Unaudited)	(Unaudited)
	Note	2025	2024
		USD	USD
OPERATING ACTIVITIES
Loss for the period		(37,113,975)	(27,654,612)

Adjustments for:
Depreciation of property and equipment	9	248,153	248,865
Depreciation of right-of-use assets		55,356	60,540
Amortization of intangible assets	10	3,435,450	2,358,634
Finance costs		1,625,982	66,111
Finance income		(408,656)	(188,881)
Provision for employees’ end of service benefits		383,981	441,484
Change in fair value of warrant liabilities	20	(243,246)	(221,413)
Reversal for share-based payments	16	(39,701)	(142,967)
Allowance for estimated credit loss		161,491	196,953
Share of loss of a joint venture		-	265,096
Deferred tax assets credit		(21)	-
Government grants revenue	13	(965,162)	(871,385)
Write-off of intangible assets		-	16,874
Liquidation of investment in a joint venture		-	354,594
Fair value change of derivative liability	18	(558,241)	-
Impairment of goodwill		-	600,000
		(33,418,589)	(24,470,107)
Working capital changes:
Trade and other receivables		(946,687)	(4,264,873)
Amount due from related parties		76,783	(1,010,108)
Contract assets		(3,107,726)	(6,611,700)
Trade and other payables		112,648	(615,959)
Contract liabilities		(116,767)	2,581,530
Amount due to shareholders and related parties		21,730,638	11,745,349
Cash flow used in operations		(15,669,700)	(22,645,868)
Income tax paid		(551,987)	(156,191)
End of service benefits paid		(46,069)	(17,231)
Net cash flows used in operating activities		(16,267,756)	(22,819,290)

INVESTING ACTIVITIES
Purchase of property and equipment		(65,692)	(11,775)
Additions of intangible assets		(683,298)	(237,539)
Net cash flows used in investing activities		(748,990)	(249,314)

FINANCING ACTIVITIES
Payments of lease liabilities		(79,621)	(78,620)
Proceeds from convertible loans		20,000,000	-
Proceeds from acquisition of assets	1	-	41,499,983
Receipt of government grants	13	560,375	1,122,324
Proceeds from issuance of private warrants		-	1,025,749
Finance costs paid		(40,418)	(40,775)
Finance income received		408,656	188,881
Net cash flows from financing activities		20,848,992	43,717,542
INCREASE IN CASH AND CASH EQUIVALENTS		3,832,246	20,648,938
Cash and cash equivalents at January 1		14,140,792	6,231,685
CASH AND CASH EQUIVALENTS AT PERIOD END	14	17,973,038	26,880,623

Supplementary cash flow information on non-cash investing and financing activities
Addition of long-term lease		-	186,599
Intangible assets recognized upon acquisition of assets 10	10	-	95,000,000

The attached notes 1 to 24 form part of these condensed interim consolidated financial statements.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

1	CORPORATE INFORMATION

Anghami Inc. (the “Group”, the “Parent” or “Anghami”), was incorporated as a Cayman Islands exempted Group on March 1, 2021 with its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The mailing address of our principal executive office is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

The principal activity of the Group is digital entertainment and online streaming including music, podcasts, music videos, live events, movies and series. The Group has a freemium business model whereby premium (paying) users get unlimited access to online streaming content, ads free streaming experience, and unlimited downloads. The ad-supported users do not pay subscription fees and are provided with limited access to on-demand online streaming content without the ability to download content. The Group secures its content via licenses with labels and independent artists to provide its service.

On April 1, 2024, OSN Streaming Limited (“OSN Streaming”), the region’s leading streaming platform “OSN+” for premium video content, and Anghami Inc. announced a deal. The deal materialized through transfer of OSN+ asset to Anghami for a total consideration of USD 136,499,983, comprising of the brand valued at USD 76,000,000, the subscribers relationship valued at USD 19,000,000, and a cash consideration for a total of USD 41,499,983.

The transaction has resulted in the issuance of 3,698,551 Ordinary Shares to OSN Streaming. Please refer to note 20 for more information. OSN Streaming now has a 55.45% ownership percentage in Anghami. The Ultimate Parent Company of Anghami is Kuwait Projects Company (Holding) which is a public company listed on the Kuwait Stock Exchange (Boursa Kuwait).

Reverse stock split

Effective August 1, 2025, the Group implemented a one-for-ten reverse stock split of its Ordinary Shares. Although the reverse stock split occurred subsequent to the reporting period, the Group has retrospectively adjusted all share and per-share information presented in these condensed interim consolidated financial statements to reflect the impact of the reverse stock split. Further, the par value of Ordinary Share was changed from USD 0.0001 to USD 0.001.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

2	GOING CONCERN

For the period ended June 30, 2025, the Group incurred a net loss of USD 37,113,975, accumulated losses of USD 239,567,432, and reported a negative working capital position of USD 33,125,904. While management expects to generate cash flows from operations, the Group’s ability to continue as a going concern is primarily dependent on securing additional funding and ensuring its timely availability. Management acknowledges that there is a risk that projected cash flows may not materialize in line with the twelve-month forecasts from the date of approval of these condensed interim consolidated financial statements. In assessing going concern, management reviewed the strategic plan and budget, including anticipated developments in liquidity and capital resources.

On July 25, 2025, the Group utilized an additional USD 23,000,000 under the Convertible Note issued Streaming, following earlier issuances of USD 12,000,000 on December 16, 2024, and USD 20,000,000 on February 7, 2025. These transactions were executed pursuant to the Note Purchase Agreement with OSN Streaming Limited, bringing the total amount issued under the Convertible Note to USD 55,000,000. On October 14, 2025, OSN Streaming delivered a Notice of Intention to Convert the full USD 55,000,000 principal amount together with capitalized and accrued PIK interest, with conversion scheduled for December 15, 2025.

Despite these developments, material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern for at least twelve months from the date of issuance of these condensed interim consolidated financial statements. OSN Streaming Limited, the Parent Company, has provided a letter of support confirming its commitment to continue financial support to Anghami for the next twelve months from the date of approval of these financial statements.

Accordingly, these condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the Group will continue operations and secure necessary funding. No adjustments have been made to the carrying amounts or classification of assets and liabilities that might be required should the Group be unable to continue as a going concern.

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

3.1	Basis of preparation

These condensed interim consolidated financial statements are for the six-month periods ended June 30, 2025 and 2024 and are presented in United States Dollars (“USD”), which is the functional currency of the Group. They have been prepared in accordance with IAS 34‘Interim Financial Reporting’.

These condensed interim consolidated financial statements do not include all of the information required in annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

3.2	Basis of consolidation

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that control ceases. The financial statements of subsidiaries are prepared for the same reporting period as the parent Group, using consistent accounting policies. Intra-group balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interests represent the equity in subsidiaries that is not attributable, directly or indirectly, to the Parent shareholders.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

➢	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),

➢	Exposure, or rights, to variable returns from its involvement with the investee, and

➢	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

➢	The contractual arrangement with the other vote holders of the investee

➢	Rights arising from other contractual arrangements

➢	The Group’s voting rights and potential voting rights

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the condensed interim consolidated statement of comprehensive loss from the date the Group gains control until the date the Group ceases to control the subsidiary.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interests and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Details of subsidiaries as at June 30, 2025 and December 31, 2024 were as follows:

Subsidiaries	% of legal ownership June 30, 2025	% of legal ownership December 31, 2024	Country of Incorporation	Principal business activities

Anghami Cayman	100%	100%	Cayman	Music streaming
Anghami Technologies Ltd	100%	100%	UAE	Music streaming
Spotlight Recreational Services LLC	100%	100%	UAE	Live events
Anghami FZ LLC	100%	100%	UAE	Music streaming
Digimusic SAL Offshore	96%	94%	Lebanon	Music streaming
Anghami KSA	100%	100%	Saudi Arabia	Music streaming
Anghami for Digital Content	100%	100%	Egypt	Music streaming

The carrying amount of the Group’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation.

3.3	New and amended standards and interpretations

An amended standard related to lack of exchangeability (amendment to IAS 21) became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.4	Accounting policies

The accounting policies used for the condensed interim consolidated financial statements for the six-month period ended June 30, 2025 are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2024.

3.5	Critical accounting judgements, estimates and assumptions

When preparing the condensed interim consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The judgements, estimates and assumptions applied in the condensed interim consolidated financial statements for the six-month period ended June 30, 2025 and 2024, including the key sources of estimation uncertainty, were the same as those applied in the Group’s annual consolidated financial statements for the year ended December 31, 2024.

4	REVENUE

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2025	2024
	USD	USD

Revenue from subscriptions	43,026,930	23,983,378
Revenue from advertisement	3,677,664	4,455,020
Revenue from live events	1,736,131	1,358,884
	48,440,725	29,797,282

Goods and services transferred at a point in time (1)	1,736,131	1,358,884
Goods and services transferred over time (1)	46,704,594	28,438,398
	48,440,725	29,797,282

(1)	The Group identified an error in the previously issued unaudited interim condensed consolidated financial statements. Revenue from advertisement was incorrectly classified as point in time as opposed to over time. This was identified when conducting a comparative analysis with the unaudited interim consolidated financial statements for the period ended 30 June 2024. The correction relates solely to disclosure and does not impact the reported revenue amount.

The table below presents the amounts as previously reported prior to reclassification:

	As previously reported	Reclassification	As reclassified
	USD	USD	USD
Revenue

Goods and services transferred at a point in time	5,813,904	(4,455,020)	1,358,884
Goods and services transferred over time	23,983,378	4,455,020	28,438,398

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

5	SEGMENT INFORMATION

The Group has three reportable segments: Revenue from subscriptions, Revenue from advertisement, and Revenue from live events. The Premium service is a paid service in which customers can listen on demand and offline. Revenue for the Premium segment is generated through subscription fees. The Ad-Supported service is free to the user. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group's content. Revenues from live events are generated from the sale of tickets, food and beverage & sponsorships. Royalty costs are primarily recorded in each segment/market based on specific rates for each segment/market agreed with the rights holders. The remaining cost of revenue items that are not specifically associated to either of the segments are allocated based on user activity in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit/(loss) are as follows:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2025	2024
	USD	USD
Revenue from subscription segment
Revenue	43,026,930	23,983,378
Cost of revenue	(59,687,116)	(33,935,805)
Gross loss	(16,660,186)	(9,952,427)

Revenue from advertisement segment
Revenue	3,677,664	4,455,020
Cost of revenue	(2,168,528)	(2,918,095)
Gross profit	1,509,136	1,536,925

Revenue from live events segment
Revenue	1,736,131	1,358,884
Cost of revenue	(1,728,553)	(1,438,349)
Gross profit/ (loss)	7,578	(79,465)

Consolidated
Revenue	48,440,725	29,797,282
Cost of revenue	(63,584,197)	(38,292,249)
Gross loss	(15,143,472)	(8,494,967)

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

5	SEGMENT INFORMATION (continued)

Reconciliation of gross loss

Selling and marketing, operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall Group basis. The reconciliation between reportable segment gross loss to the Group’s loss before tax is as follows:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2025	2024
	USD	USD

Segment gross loss	(15,143,472)	(8,494,967)
Selling and marketing expenses	(11,874,108)	(9,075,071)
General and administrative expenses	(9,960,204)	(8,819,171)
Consultancy and professional fees	(544,434)	(764,342)
Government grants	965,162	871,385
Finance costs	(1,625,982)	(66,111)
Finance income	408,656	188,881
Other income	337,797	297,173
Impairment of goodwill	-	(600,000)
Share of loss of a joint venture	-	(362,978)
Fair value change of embedded derivatives	558,241	-
Fair value change of warrant liabilities	243,246	221,413
Foreign exchange loss, net	232,417	(599,773)
Loss before tax	(36,402,681)	(27,203,561)

Revenue by market

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2025	2024
	USD	USD

KSA	15,237,113	8,666,652
UAE	9,805,862	5,679,127
Egypt	6,699,317	5,089,050
Kuwait	4,545,952	3,079,107
Qatar	3,171,173	1,679,568
Lebanon	2,211,341	1,404,887
Jordan	981,543	559,921
Morocco	310,336	352,928
Others*	5,478,088	3,286,042
	48,440,725	29,797,282

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is viewed. Live events revenue is attributed to a country based on where the events occurred.

*	There is no individual geographical market other than those disclosed above which would constitute more than 5% of the total revenue.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

6	COST OF REVENUE

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2025	2024
	USD	USD

Content acquisition and royalty costs	50,934,803	28,185,088
Payment processing and agency fees	5,097,109	3,455,207
Amortization of intangible assets (note 10)	3,427,808	2,323,251
Technology infrastructure costs	1,899,268	2,190,032
Live events cost	1,728,553	1,438,349
Branded content	436,656	218,535
Barter transaction cost	60,000	476,612
Online and other costs	-	5,175
	63,584,197	38,292,249

7	SELLING AND MARKETING EXPENSES

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2025	2024
	USD	USD

Marketing and branding expenses	10,786,515	7,940,319
Advertising expenses	1,087,593	1,134,752
	11,874,108	9,075,071

8	GENERAL AND ADMINISTRATIVE EXPENSES

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2025	2024
	USD	USD

Salaries and other related benefits	7,835,747	6,311,194
Insurance expense	484,607	506,880
Provision for employees’ end of service benefit	383,981	441,484
Rent and related charges	303,164	444,580
Depreciation of property and equipment (note 9)	248,153	248,865
License fees	225,114	224,779
Provision for expected credit losses	161,491	196,953
Travel expenses	94,039	161,956
Other expenses	86,441	127,032
Utilities	59,987	54,826
Depreciation of rights-of-use assets	55,356	60,540
Write-off receivables	8,375	4,699
Amortization of intangible assets (note 10)	7,642	35,383
	9,960,204	8,819,171

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

9	PROPERTY AND EQUIPMENT

The property and equipment net book value consists of the following:

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
	USD	USD

General installations	717,210	873,406
Office and computer equipment	225,272	212,159
Furniture & fixtures	235,281	274,659
	1,177,763	1,360,224

Total expense arising from depreciation on property and equipment recognized in the condensed interim consolidated statement of comprehensive loss as part of general and administrative expense for the six-month period ended June 30, 2025 was USD 248,153 (USD 248,865 for the six-month period ended June 30, 2024).

10	INTANGIBLE ASSETS

The property and equipment net book value consists of the following:

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
	USD	USD

Brand	76,000,000	76,000,000
Subscribers relationship	11,087,671	14,228,310
Application development	226,433	223,473
Originals, sessions and series	1,417,189	27,828
Other intangibles	18,960	26,604
Work in Progress	254,977	1,251,167
	89,005,230	91,757,382

Work in progress represents costs incurred in relation to internally produced originals, sessions and series which are not yet released as well as software being developed by a third party.

On April 1, 2024 Anghami acquired the brand and subscribers relationship of OSN+ from OSN Streaming for USD 95,000,000.

Amortization charged is allocated as follows:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2025	2024
	USD	USD

Cost of revenue (note 6)	3,427,808	2,323,251
General and administrative expenses (note 8)	7,642	35,383
	3,435,450	2,358,634

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

11	GOODWILL

On June 3, 2022, the Group acquired 100% of the shares of Spotlight Recreational Services LLC (“Spotlight”), a Company incorporated under the laws of the United Arab Emirates, pursuant to the signed sale and purchase agreement. Spotlight is engaged in operating live events. This acquisition was accounted for in accordance with IFRS 3 Business Combinations, and the entire purchase consideration of USD 600,000 was recorded as goodwill as there were no other identifiable intangible assets at the date of acquisition.

During the year ended December 31, 2024, in conjunction with the resignation of Spotlight’s General Manager, management performed an impairment test on the goodwill associated with the business. Based on this assessment, management determined that the goodwill was impaired and therefore wrote off the entire goodwill balance.

12	TRADE AND OTHER RECEIVABLES

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
	USD	USD

Trade receivables	9,122,604	8,082,277
Other receivables	951,036	1,326,228
Advances paid for content and service providers	864,345	1,016,045
Prepayments	672,480	242,669
Other financial assets	26,220	22,779
Allowance for expected credit losses	(1,347,333)	(1,185,842)
	10,289,352	9,504,156

Trade receivables are non-interest bearing and are generally on terms of 30 to 120 days.

An analysis of expected credit losses is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

At June 30, 2025 and December 31, 2024, the ageing analysis of unimpaired trade receivables is as follows:

		Neither past due nor	Past due but not impaired
	Total	impaired	30-60 days	60-90 days	90-120 days	>120 days
	USD	USD	USD	USD	USD	USD
June 30, 2025 (Unaudited)	7,775,271	6,425,258	551,551	461,070	223,071	114,321
December 31, 2024 (Audited)	6,896,435	4,998,433	236,168	816,950	552,392	292,492

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

13	GOVERNMENT GRANTS

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
	USD	USD

At 1 January	178,252	316,754
Received during the period/year	(560,375)	(1,938,980)
Amount recognized in the statement of comprehensive loss	965,162	1,800,478
	583,039	178,252

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
	USD	USD

Current assets	933,126	588,863
Current liabilities	(350,087)	(410,611)
	583,039	178,252

The government grants receivable are due from governmental entities not yet claimed by the Group. The government grants revenue recognized in the condensed interim consolidated statement of comprehensive loss for the six-month period ended June 30, 2025 was USD 965,162 (USD 871,385 for the six-month period ended June 30, 2024).

14	CASH AND BANK BALANCES

Cash and cash equivalents reflected in the condensed interim consolidated statement of cash flows comprise the following statement of financial position amounts:

	(Unaudited)	(Audited)	(Unaudited)
	June 30, 2025	December 31, 2024	June 30, 2024
	USD	USD	USD

Cash on hand	4,213	13,865,219	84,431
Bank balances	17,976,122	285,502	6,731,426
Short term deposits (1)	-	-	20,077,853
	17,980,335	14,150,721	26,893,710
Less: bank overdrafts (2)	(7,297)	(9,929)	(13,087)
Cash and cash equivalents	17,973,038	14,140,792	26,880,623

(1)	Short term deposits consist of fixed-term deposits with a 14 days maturity period with an interest rate of 4% per annum.

(2)	Bank overdrafts carry an interest rate between 7% - 10%.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

15	ISSUED CAPITAL AND RESERVES

On April 1, 2024, Anghami Inc. has entered into an asset acquisition transaction with OSN Streaming resulting in the issuance of 3,698,551 ordinary shares to OSN Streaming as part of the transaction, resulting in an increase in share capital by USD 3,698 and an increase in share premium by USD 136,496,285. Following this issuance, OSN+ holds 55.45% ownership of Anghami's total shares.

As of June 30, 2025 and December 31, 2024, the Group has authorised 215,000,000 Ordinary Shares and 500,000 preference shares.

As of June 30, 2025, the Group has 6,688,713 outstanding ordinary shares amounting to USD 6,689 and has related share premium of USD 262,301,740.

As of December 31, 2024, the Group had 6,686,470 outstanding ordinary shares amounting to USD 6,686 and has related share premium of USD 262,286,166.

16	SHARE-BASED PAYMENTS

At June 30, 2025, the employee share-based payment reserve balance is USD 9,343 (at December 31, 2024: USD 64,621).

The movement of share-based payment reserves during the year is as follows:

Amount
USD

As at January 1, 2024	415,573
Share options exercised during the year	(183,112)
Reversal of prior provisions	(167,840)
At December 31, 2024	64,621

Share options exercised during the period	(15,577)
Reversal of prior provisions	(39,701)
As at June 30, 2025	9,343

Share options outstanding are the following:

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
	Shares options	Shares options

Opening balance as of January 1,	56,296	73,251
Exercised during the year	(2,243)	(16,955)
Ending shares option	54,053	56,296

The options are fair valued using Monte Carlo simulation model. The following assumptions are used in calculating the fair value of the options:

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024

Expected weighted average volatility (%)	144%	108%
Probability of no default	91%	92%
Risk-free interest rate	4.39%	4.38%

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

17	TRADE AND OTHER PAYABLES

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
	USD	USD

Trade payables (content and service providers)	11,643,705	11,950,981
Accrued content acquisition and royalty costs	7,676,733	8,013,832
Other accrued expenses	3,751,631	3,447,849
Withholding taxes payable	1,122,906	1,164,127
Other payables	1,546,776	1,473,667
Deferred purchase price	250,000	250,000
Social security and taxes payable	75,203	106,822
	26,066,954	26,407,278

18	CONVERTIBLE NOTES

On December 16, 2024, the Group issued to OSN Streaming; a senior unsecured convertible note in the principal amount of USD 12,000,000, which is convertible into Group’s Ordinary Shares, par value USD 0.001 per share, subject to certain conditions and limitations set forth in the Convertible Note, between the Group and OSN Streaming. The Convertible Note contains customary events of default, bears interest at a fixed rate of 11.0% per annum, due and payable in full two years following the date on which the Convertible Note is deemed issued, unless earlier repurchased, converted or redeemed prior to such date in accordance with the applicable terms set forth in the Convertible Note. The Note Purchase Agreement also provides OSN Streaming with the right to purchase up to an additional USD 33,000,000 principal amount of the Convertible Note within 24 months of the closing of the deal. On February 7, 2025, the Group drew down an additional USD 20,000,000 under the Note Purchase Agreement, increasing the aggregate principal amount outstanding under the Convertible Note to USD 32,000,000.

The table below presents the changes in the convertible notes:

	2025	2024
	USD	USD

At January 1	12,047,667	-
Additions – convertible notes	19,274,509	12,000,000
Interest accrued	1,571,069	47,667
At December 31	32,893,245	12,047,667

Management has assessed the terms of the Convertible Notes in accordance with IAS 32 – Financial Instruments: Presentation and has determined that the conversion feature embedded within the note meets the definition of a derivative financial instrument. The embedded derivative is not considered to be closely related to the host debt instrument and, as such, has been bifurcated and recognized separately in the balance sheet at fair value.

As at the reporting date, the fair value of the embedded derivative has been determined by management to be USD 776,570 (At December 31, 2024: USD 609,320). This amount has been recognized as a financial liability under derivative financial instruments in the statement of financial position.

Subsequent changes in the fair value of the embedded derivative will be recognized through the statement of comprehensive profit or loss.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

19	RELATED PARTIES

Related parties represent associated companies, shareholders, directors and key management personnel of the Group, and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

19.1	Related party balances

Due from related parties:

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
	USD	USD
(a) Affiliated companies:
Emirates Integrated Telecommunications Company P.J.S.C.	279,759	86,771
Etihad Etisalat Company	479,432	224,728
	759,191	311,499

(b) Entity under common control:
Gulf DTH FZ LLC	2,327	526,802
	761,518	838,301

Due to shareholders and related parties

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
	USD	USD
(a) Due to key management personnel:
Edgard Maroun	147,481	371,423
Elias Habib	195,871	295,542
	343,352	666,965

(b) Entity under common control:
Gulf DTH FZ LLC	40,472,417	18,418,166
	40,815,769	19,085,131

The above balances are interest-free and have no fixed repayment terms.

The amounts due to and due from Gulf DTH FZ LLC represent recharges for video content, shared employees cost and rent recharged to and from the Group.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

19	RELATED PARTIES (continued)

19.2	Related party transactions

Significant transactions with related parties included in the condensed interim consolidated statement of comprehensive loss are as follows:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2025	2024
	USD	USD
Affiliated companies
Revenues	831,221	785,384
Agency fees	(171,699)	(147,697)

Parent Company
Interest on convertible loans	(1,571,069)	-

Entity under common control
Content recharge expenses	(42,491,872)	(20,649,999)
Marketing recharge expenses	(150,000)	(159,787)
Shared resources recharge expenses, net	(675,418)	(285,527)
Revenues	2,427,208	3,281,719

19.3	Compensation of key management personnel of the Group

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2025	2024
	USD	USD

Short-term employee benefits	738,170	640,637
Post-employment pension and medical benefits	17,447	23,071
	755,617	663,708

20	WARRANT LIABILITIES

As of June 30, 2025, and December 31, 2024, the Group has outstanding 10,000,000 public warrants, 14,146,246 private placement warrants and 152,800 service warrants. The carrying value of the warrants as of June 30, 2025 is USD 295,581 (December 31, 2024: USD 538,827).

The fair value change of the warrant liabilities recognized in the condensed interim consolidated statement of comprehensive loss has a decrease of USD 243,246 for the six-month period ended June 30, 2025 (decrease of USD 221,413 for the six-month period ended June 30, 2024).

The private warrants are fair valued using Black-Scholes model. The following assumptions are used in calculating the fair values of the warrants:

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024

Volatility	110%	108%
Risk-free rate	4.05%	3.79%

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

21	CONTINGENCIES AND COMMITEMENTS

21.1	Contingencies

There exist a few pending legal actions, proceedings, and claims that may be instituted or asserted against the Group. These may include but are not limited to matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

Based on management assessment, currently there are no material cases, claims or proceedings of such quantum which require provision or disclosure as contingent liabilities.

21.2	Commitments

The Group is subject to the following minimum guarantee amounts relating to the content on its service and publishing rights, the majority of which relate to initial investments and minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at:

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
	USD	USD

Less than one year	1,978	279,590
Later than one year but not more than 5 years	5,695,533	5,333,290

In addition to the minimum guarantees listed above, the Group is subject to various service agreements including a service agreement with Amazon for the use of Amazon servers and cloud as at June 30, 2025.

22	LOSS PER SHARE

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited and Restated)
	2025	2024
	USD	USD
Basic and diluted loss per share
Net loss attributable to the equity holders of the Parent	(37,113,975)	(27,666,386)
Shares used in computation:
Weighted-average shares outstanding	6,688,032	4,825,829

Basic net loss per share attributable to equity holders of the Parent	(5.5)	(5.7)

As the Group is loss-making in all periods presented in these condensed interim consolidated financial statements, potentially dilutive instruments will have an anti-dilutive impact and therefore have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding warrants, share options and convertible notes and could potentially dilute earnings per share in the future.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

22	LOSS PER SHARE (continued)

Effective August 1, 2025, the Group implemented a one-for-ten reverse stock split of its Ordinary Shares. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to in these condensed interim consolidated financial statements give effect to the reverse stock split. Further, the par value of each share was changed from USD 0.0001 to USD 0.001.

In accordance with IAS 33 Earnings per Share, the number of shares and related per-share amounts (including loss per share) presented in these condensed interim consolidated financial statements have been retrospectively adjusted for all periods presented to reflect the reverse share split.

Impact on Loss Per Share

Period ended	(Restated reported)	(Previously reported)
Six months ended June 30, 2025:
Net loss attributable to the equity holders of the Parent	(37,113,975)	(37,113,975)
Shares used in computation:	6,688,032	66,880,309
Basic net loss per share attributable to equity holders of the Parent	(5.5)	(0.55)

Six months ended June 30, 2024:
Net loss attributable to the equity holders of the Parent	(27,666,386)	(27,666,386)
Shares used in computation:	4,825,829	48,258,290
Basic net loss per share attributable to equity holders of the Parent	(5.7)	(0.57)

23	FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments comprise financial assets and financial liabilities.

Financial assets consist of cash and cash equivalents, trade receivables, contract assets and amount due from related party. Financial liabilities consist of trade payables, lease liability, overdrafts, convertibles notes, working capital loans and amount due to related party.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The Private Warrants and derivative liabilities were valued using the Black-Scholes model, with key assumptions including the risk-free interest rate and expected volatility. The share-based payments were valued using a Monte Carlo simulation, based on key assumptions such as the expected weighted-average volatility, the probability of no default, and the risk-free interest rate.

All instruments are classified as Level 3 fair value measurements. The primary unobservable inputs used in determining the fair value of the derivative liability, warrant liabilities, and share-based payments are the expected volatility of the Company’s ordinary shares and the risk-free interest rate

24	SUBSEQUENT EVENTS

In July 2025, the Group withdrew the remaining tranche under the Note Purchase Agreement with OSN Streaming, amounting to USD 23,000,000. Following this drawdown, the aggregate principal amount outstanding under the Convertible Note increased to USD 55,000,000.

On December 15, 2025, OSN Streaming converted its senior unsecured convertible notes into Ordinary Shares of Anghami Inc. This action followed a Notice of Intention provided on October 14, 2025. The total amount converted was the original principal of USD 55,000,000 plus capitalized and accrued PIK Interest of USD 4,404,313. The conversion was executed at a Base Conversion Price of USD 25 per Ordinary Share, resulting in the issuance of 2,376,171 Ordinary Shares to the Holder. The Company also paid USD 37.86 in cash in lieu of delivering any fractional share.

Effective August 1, 2025, the Group implemented a one-for-ten reverse stock split of its Ordinary Shares. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to in these condensed interim consolidated financial statements give effect to the reverse stock split. Further, the par value of each share was changed from USD 0.0001 to USD 0.001.